EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

1.	Lorenzo Jewelry Limited, a Hong Kong corporation

2.	Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd., a P.R.C. corporation

3.	Lorenzo Jewellery (Shenzhen) Co., Ltd., a P.R.C. corporation

4.	Shenzhen PGS Jewelry Mfg., a P.R.C. corporation